SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                _______________

                                   FORM 11-K

(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the plan year ended       December 31, 1994


                                       OR


     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from _________________ to ___________________


                        Commission File Number  0-10122


 Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Savings Plan for Hourly-Rated Employees of
                 Magma Copper Company, Magma Metals Company,
                     San Manuel Arizona Railroad Company
                     and Magma Arizona Railroad Company



 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Magma Copper Company
                       7400 North Oracle Road, Suite 200
                             Tucson, Arizona  85704

            SAVINGS PLAN
            FOR HOURLY-RATED EMPLOYEES OF
            MAGMA COPPER COMPANY,
            MAGMA METALS COMPANY,
            SAN MANUEL RAILROAD COMPANY AND
            MAGMA ARIZONA RAILROAD COMPANY


            FINANCIAL STATEMENTS AND SCHEDULES
            AS OF DECEMBER 31, 1994 AND 1993
            (PREPARED IN ACCORDANCE WITH THE FINANCIAL
            REPORTING REQUIREMENTS OF THE EMPLOYEE RETIREMENT
            INCOME SECURITY ACT OF 1974, AS AMENDED)
            TOGETHER WITH REPORT OF
            INDEPENDENT PUBLIC ACCOUNTANTS

                                 SAVINGS PLAN
                        FOR HOURLY-RATED EMPLOYEES OF
                MAGMA COPPER COMPANY, MAGMA METALS COMPANY,
                      SAN MANUEL RAILROAD COMPANY AND
                       MAGMA ARIZONA RAILROAD COMPANY

                INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                          DECEMBER 31, 1994 AND 1993





  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



  FINANCIAL STATEMENTS

     Statements of Net Assets Available for Plan Benefits as of December 31, 1994 and 1993

     Statement of Changes in Net Assets Available for
     Plan Benefits for the year ended December 31, 1994



  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES



  SCHEDULES

   I Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1994

  II Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1994

               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


  To the Administration Committee of the
  Savings Plan For Hourly-Rated Employees
  of Magma Copper Company, Magma Metals Company,
  San Manuel Railroad Company and
  Magma Arizona Railroad Company:


  We have audited the accompanying statements of net assets available for plan benefits of the SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF MAGMA COPPER COMPANY, MAGMA METALS COMPANY, SAN MANUEL RAILROAD COMPANY AND MAGMA ARIZONA RAILROAD COMPANY as of December 31, 1994 and 1993, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF MAGMA COPPER COMPANY, MAGMA METALS COMPANY, SAN MANUEL RAILROAD COMPANY AND MAGMA ARIZONA RAILROAD COMPANY as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

  Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       ARTHUR ANDERSEN LLP

  Tucson, Arizona,
     June 16, 1995.

                          SAVINGS PLAN
               FOR HOURLY-RATED EMPLOYEES OF
         MAGMA COPPER COMPANY, MAGMA METALS COMPANY,
              SAN MANUEL RAILROAD COMPANY AND
               MAGMA ARIZONA RAILROAD COMPANY

  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AS OF DECEMBER 31,           1994 AND 1993



                                            1994           1993
                                        -----------    ------------

INVESTMENT FUNDS, at market value
(Notes 1 and 2):
Retirement Preservation Trust           $ 5,814,068    $ 4,502,744
Capital Fund                              5,264,496      4,249,721
Federal Securities Trust                  3,529,134      2,903,372
Phoenix Fund                              1,328,945        872,233
Basic Value Fund                            868,739        609,514
Global Allocation Fund                      229,111         90,330
                                         ----------     ----------
                                         17,034,493     13,227,914

COMPANY STOCK, at market value              311,466         81,804

PARTICIPANT LOANS                         1,401,256        936,985
                                         ----------     ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS  $18,747,215    $14,246,703
                                         ==========     ==========



      The accompanying notes are an integral part of these statements.

                                 SAVINGS PLAN
                    FOR HOURLY-RATED EMPLOYEES OF
              MAGMA COPPER COMPANY, MAGMA METALS COMPANY,
                    SAN MANUEL RAILROAD COMPANY AND
                    MAGMA ARIZONA RAILROAD COMPANY

               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                        FOR PLAN BENEFITS FOR THE
                      YEAR ENDED DECEMBER 31, 1994


                                Retirement                     Federal
                               Preservation      Capital     Securities
                                   Trust           Fund         Trust
                               ------------    ----------    ----------

ADDITIONS TO NET ASSETS:
  Investment income -
    Interest and dividends     $  318,868      $  471,250    $  208,555
    Realized gain (loss) on
      sale of assets                   --        (10,925)      (27,965)
    Unrealized gain (loss)on
      assets                           --        (405,048)     (287,688)
                                ---------       ---------     ---------
      Total investment income     318,868          55,277      (107,098)
                                ---------       ---------     ---------

  Contributions (Note 1)
    Employee                    1,384,853       1,413,340       669,089
    Employer                      212,179         147,663       560,031
                                ---------       ---------     ---------
      Total Contributions       1,597,032       1,561,003     1,229,120
                                ---------       ---------     ---------
      Total additions           1,915,900       1,616,280     1,122,022
                                ---------       ---------     ---------
  Transfers to/(from)
    investment options
    including participant
    loan transactions            (279,375)       (378,685)     (219,265)
                                ---------       ---------     ----------
DEDUCTIONS FROM NET ASSETS:
  Distributions to
   participants                  (325,201)       (222,820)     (276,995)
                                ---------       ---------     ---------
     Net increase (decrease)    1,311,324       1,014,775       625,762

NET ASSETS, beginning
  of year                       4,502,744       4,249,721     2,903,372
                                ---------       ---------     ---------
NET ASSETS, end of year       $ 5,814,068      $5,264,496    $3,529,134
                                =========       =========     =========
         The accompanying notes are an integral part of this statement.


                              SAVINGS PLAN
                     FOR HOURLY-RATED EMPLOYEES OF
              MAGMA COPPER COMPANY, MAGMA METALS COMPANY,
                    SAN MANUEL RAILROAD COMPANY AND
                     MAGMA ARIZONA RAILROAD COMPANY

               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                         FOR PLAN BENEFITS FOR THE
                       YEAR ENDED DECEMBER 31, 1994


                                                  Basic          Global
                                  Phoenix         Value        Allocation
                                    Fund          Fund            Fund
                                ------------    ----------     ----------
ADDITIONS TO NET ASSETS:
  Investment income -
    Interest and dividends      $  158,667      $   53,823     $  13,493
    Realized gain (loss) on
      sale of assets               (12,040)           (359)         (620)
    Unrealized gain (loss) on
      assets,                     (232,379)        (37,837)      (17,966)
                                 ---------       ---------      --------
      Total investment income      (85,752)         15,627        (5,093)
                                 ---------       ---------      --------

  Contributions (Note 1)
    Employee                       441,576         278,664        80,328
    Employer                            --              --            --
                                 ---------       ---------      --------
      Total contributions          441,576         278,664        80,328
                                 ---------       ---------      --------
      Total additions              355,824         294,291        75,235
                                 ---------       ---------      --------
  Transfers to/(from)
    investment options
    including participant
    loan transactions              134,167         (18,449)       63,778

DEDUCTIONS FROM NET ASSETS:
  Distributions to
   participants                    (33,279)        (16,617)         (232)
                                 ---------       ---------      --------
   Net increase (decrease)         456,712         259,225       138,781

NET ASSETS, beginning
  of year                          872,233         609,514        90,330
                                 ---------       ---------      --------
NET ASSETS, end of year         $1,328,945      $  868,739     $ 229,111
                                 =========       =========      ========

         The accompanying notes are an integral part of this statement.

                            SAVINGS PLAN
                    FOR HOURLY-RATED EMPLOYEES OF
             MAGMA COPPER COMPANY, MAGMA METALS COMPANY,
                   SAN MANUEL RAILROAD COMPANY AND
                   MAGMA ARIZONA RAILROAD COMPANY

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                     FOR PLAN BENEFITS FOR THE
                    YEAR ENDED DECEMBER 31, 1994


                                 Company         Participant
                                  Stock             Loans         Totals
                              ------------       ----------     -----------

Investment income -
    Interest and dividends     $       905       $      --      $ 1,225,561
    Realized gain (loss) on
      sale of assets                14,994              --          (36,915)
    Unrealized gain (loss)on
      assets                        19,393              --         (961,525)
                                ----------       ---------       ----------
      Total investment income       35,292              --          227,121
                                ----------       ---------       ----------

  Contributions (Note 1)
    Employee                        33,750              --        4,301,600
    Employer                            --              --          919,873
                                 ---------       ---------       ----------
                                    33,750              --        5,221,473
                                ----------       ---------       ----------
      Total additions               69,042              --        5,448,594
                                ----------       ---------       ----------
  Transfers to/(from)
    investment options
    including participant
    loan transactions             166,558          531,271               --
                               ----------        ---------        ---------
DEDUCTIONS FROM NET ASSETS:
  Distributions to
   participants                    (5,938)         (67,000)        (948,082)
                               ----------        ---------       ----------
    Net increase (decrease)       229,662          464,271        4,500,512

NET ASSETS, beginning
  of year                          81,804          936,985       14,246,703
                               ----------        ---------      -----------
NET ASSETS, end of year       $   311,466       $1,401,256      $18,747,215
                               ==========        =========      ===========

         The accompanying notes are an integral part of this statement.

                             SAVINGS PLAN
                    FOR HOURLY-RATED EMPLOYEES OF
              MAGMA COPPER COMPANY, MAGMA METALS COMPANY,
                    SAN MANUEL RAILROAD COMPANY AND
                    MAGMA ARIZONA RAILROAD COMPANY

             NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                       DECEMBER 31, 1994 AND 1993


(1)      DESCRIPTION OF PLAN:

The following description of the Savings Plan for Hourly-Rated Employees of Magma Copper Company, Magma Metals Company, San Manuel Railroad Company and Magma Arizona Railroad Company (the Plan) provides only general information. More complete information regarding the Plan's provisions may be found in the plan document.

         General

The Plan was established on January 1, 1987 by Magma Copper Company (the Company) and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Tax Status

The Plan obtained its latest determination letter on July 14, 1988, and was most recently restated in accordance with the Tax Reform Act of 1986. The Plan administrator has filed a request for a new determination letter, however, no response has been received to date. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the "Code"). Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

         Trust

The assets of the Plan are held by the MAGMA COPPER COMPANY TRUST FOR SAVINGS PLANS (the Trust). However, the records of each Plan within the Trust are maintained separately and certified by Merrill Lynch Trust Company (the Trustee) as being accurate and complete as reported therein. Expenses incurred by the Trustee in the performance of its duties, including fees for its services, are paid by the Company.

         Eligibility, Contributions and Vesting

  Hourly-rated employees are eligible to participate in the Plan after having completed sixty (60) working days from the date of employment with the Company. Participants can elect to contribute up to 12 percent of their annual compensation to the Plan. Participants may also elect to have all or a portion of their quarterly bonus credited to their account. Participants' contributions and deferred bonus contributions are fully vested at all times.

  The Plan provides that the Trustee may accept from a participant a contribution representing distributions from another plan which meets the requirements of Section 401(a) of the Code. Such
  "rollover contributions" shall be fully vested and shall not be subject to, or affect in any way, the maximum contribution limitation.

  The annual Company contribution amount depends on the age of the employee, with contributions ranging from $100 to $8,000 per employee. No further employer contributions shall be made on behalf of a participant after the Company has contributed $8,000 cumulatively. Company contributions vest in accordance with the following schedule. Continuous service begins on the employee's date of hire.

        Months of
      Continuous Service             Vesting %

          0-35                          0%
          36-47                        40%
          48-59                        60%
          60 or more                  100%

  Each participant's account is credited with the participant's contribution and an allocation of Plan earnings on a monthly basis. Allocations are based on participant account balances.

  For both employer and employee contributions, participants elect to have their accounts invested in various Merrill Lynch funds or in the common stock of the Company. Company contributions to the employees' accounts will be invested in the Federal Securities Trust unless the participant directs otherwise. A description of each Merrill Lynch fund is as follows:

     Retirement Preservation Trust

     This trust invests primarily in a broadly diversified portfolio of guaranteed investment contracts, U.S. government securities and high quality money market funds. It seeks to provide preservation of participants' investments and liquidity with income typically higher than money market funds. Cost equals market value as income is declared and reinvested each day.

     Capital Fund

     Investments in this fund are invested primarily in stock or convertible securities of corporations. Total investment return is the aggregate of income and capital value changes.

     Federal Securities Trust

     Investments in this fund include U.S. Treasury and Government agency securities, mortgage backed securities and options and futures transactions. This fund seeks high current return on investments.


     Phoenix Fund

     Investments in this fund are invested in a diversified portfolio of equity and fixed income securities of issuers in weak financial condition which are believed to be undervalued. Investment in this fund is speculative and involves a high degree of risk and is designed for investors who do not require current income and who can afford the accompanying risk.

     Basic Value Fund

     Investments in this fund consist of securities, primarily equities, which are believed to be undervalued. Total investment return is the aggregate of income and capital value changes.

     Global Allocation Fund

     This fund includes United States and foreign equity, debt and money market securities. Total investment return is the aggregate of income and capital value changes.

     Company Stock

     Beginning in July 1993, participants could also elect to invest in common stock of the Company.

     Forfeitures

  Forfeitures of terminated participants and nonvested Company contributions are held by the fund for twelve months following termination. If the terminated participant does not return to employment and active participation within the twelve months following termination of employment, forfeitures are used to reduce future Company contributions.

  Upon re-employment of a former participant, any forfeitures of nonvested Company contributions must be restored if the period of absence is less than five years and the initial distribution is repaid within two years of re-employment.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The financial statements of the Plan are prepared using the accrual method of accounting. The Plan's investment funds are stated at market value, as established by the Trustee at December 31, 1994 and 1993. Investments are recorded on the trade date.

(3)  PLAN TERMINATION:

  Although the Company intends to continue the Plan, the Company has the right to terminate the Plan at any time. If the Plan were terminated, all benefits would become payable to the participants after the payment of expenses incurred before the termination date.

(4)  OMITTED SCHEDULES:

  Based on the information provided by the Trustee, the Plan had no lease commitments, obligations or leases in default, or party-in-interest transactions, as defined by ERISA, during the year ended December 31, 1994.

(5)  RECONCILIATION TO FORM 5500:

  Distributions payable to participants are recorded as part of net assets available for plan benefits and totaled $53,327 and $104,946 as of December 31, 1994 and 1993, respectively. The Form 5500 requires that these amounts be recorded as liabilities of the Plan. Therefore, the beginning and ending year net assets amounts and the current year benefit payments do not agree with the audited financial statements.

  (6)  VOLUNTARY COMPLIANCE RESOLUTION PROGRAM:

  The Company has identified certain operational defects with respect to the Plan and has filed an application for relief pursuant to Revenue Procedures 92-89, as modified by Revenue Procedure 93-36.
  A method of correction for each defect has been implemented which has not had a material effect on net assets of the Plan. The Company has requested the Internal Revenue Service to issue a compliance statement under the Voluntary Compliance Resolution
  (VCR) Program for these defects.

                                                                 SCHEDULE I
                              SAVINGS PLAN
                     FOR HOURLY-RATED EMPLOYEES OF
              MAGMA COPPER COMPANY, MAGMA METALS COMPANY,
                    SAN MANUEL RAILROAD COMPANY AND
                     MAGMA ARIZONA RAILROAD COMPANY

                               EIN #86-0219794
                     ITEM 27a - SCHEDULE OF ASSETS HELD
                          FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31 1994


                                  Number of
Identify    Description           Shares or
of Issuer,      of         Due    Principal                        Market
Borrower    Investments    Date    Amount     Rate      Cost        Value
- ---------  -------------   ----   --------- -------  ----------- -----------

Merrill    Merrill Lynch
Lynch       Retirement
Trust       Preservation
Company     Trust          N/A    5,814,068   N/A    $ 5,814,068  $5,814,068
           Merrill Lynch
            Capital Fund
            Class A shares N/A      204,844   N/A      5,514,868   5,264,496
           Merrill Lynch
            Federal
            Securities
            Trust Class A
            shares         N/A      388,671   N/A      3,799,018   3,529,134
           Merrill Lynch
            Phoenix Fund
            Class A shares N/A      119,187   N/A      1,503,719   1,328,945
           Merrill Lynch
             Basic Value
             Fund Class A
             shares        N/A       38,869   N/A        863,057     868,739
           Merrill Lynch
             Global
             Allocation
             Fund Class A
             shares        N/A       18,733   N/A        246,594     229,111
                                                      ----------  ----------
                                                     $17,741,324 $17,034,493
                                                      ==========  ==========
Magma      Common stock    N/A       18,594   N/A    $   258,787 $   311,466
Copper                                                ==========  ==========
Company

Partici-   Participant
  pants     loans secured
            by vested
            benefits    11/30/95* 1,401,256  6-10.5% $ 1,401,256 $ 1,401,256
                                                      ----------  ----------

* There are several different maturity dates for the various participant loans. This date only represents one maturity date for one participant loan.


          The accompanying notes are an integral part of this schedule.

                                                                 SCHEDULE II



                                    SAVINGS PLAN
                           FOR HOURLY-RATED EMPLOYEES OF
                    MAGMA COPPER COMPANY, MAGMA METALS COMPANY,
                          SAN MANUEL RAILROAD COMPANY AND
                           MAGMA ARIZONA RAILROAD COMPANY

                                   EIN#86-0219794
                  ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                        FOR THE YEAR ENDED DECEMBER 31, 1994




The following Schedules of Reportable Transactions of the Plan have been taken directly from the annual trustee report of Merrill Lynch Trust Company. The transactions listed are those transactions or series of transactions in excess of 5% of the current value of beginning Plan assets.










            The accompanying notes are an integral part of this schedule.


                                   Merrill Lynch
                    Schedule of Transactions in Excess of 5%
                             Magma Copper Company
                      Hourly Rated Employee Savings Plan
                               Consolidation
                       For the Period 1/1/94 - 12/31/94


                             No.
Tran   Security              of            Shares              Cost/Book
Type  Description            Trans       Par Value               Value
- ---- ---------------         -----      ------------         -------------

     Opening Balance                                         14,246,704.42

     ------------
     MUTUAL FUNDS
     ------------
Buy  ML Phoenix Fund
       CL A                  127            76,838.88           991,142.81

Sell ML Phoenix Fund
       CL A                   73            22,501.07           286,852.96


Buy  ML Fed Securities
       Trust CL A            122           166,438.60         1,596,549.36

Sell ML Fed Securities
       Trust CL A            151            67,903.97           670,544.49

Buy  ML Capital Fund
       Class A               119            87,183.79         2,378,244.31

Sell ML Capital Fund
       Class A               145            33,322.12           901,666.11


     ------------
     MONEY MARKET
     ------------

Buy  ML Ret Preservation
       Trust                 176         2,310,438.11         2,310,438.11

Sell ML Ret Preservation
       Trust                 132         1,005,991.62         1,005,991.62


                                 Merrill Lynch
                    Schedule of Transactions in Excess of 5%
                              Magma Copper Company
                         Salaried Employee Savings Plan
                                 Consolidation
                        For the Period 1/1/94 - 12/31/94



Tran   Security                      Proceeds                 Realized
Type  Description                     of Sale                 Gain/Loss
- ---- ---------------               ------------              -------------

     Opening Balance

     ------------
     MUTUAL FUNDS
     ------------

Buy  ML Phoenix Fund
       CL A                                 0.00                      0.00

Sell ML Phoenix Fund
       CL A                           290,011.87                  3,158.91


Buy  ML Fed Securities
       Trust CL A                           0.00                      0.00

Sell ML Fed Securities
       Trust CL A                     647,708.54                (22,835.95)

Buy  ML Capital Fund
       Class A                              0.00                      0.00

Sell ML Capital Fund
       Class A                        920,724.00                 19,057.89

     ------------
     MONEY MARKET
     ------------

Buy  ML Ret Preservation
       Trust                                0.00                      0.00

Sell ML Ret Preservation
       Trust                        1,005,993.62                      0.00




                                  SIGNATURES


          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             Employees Savings Plan

Date:   June 28, 1995                        /s/  Douglas J. Purdom
                                             -------------------------
                                             Douglas J. Purdom
                                             On behalf of the Administration
                                             Committee, Administrator of the
                                             Employees Savings Plan for Hourly-
                                             rated employees of Magma Copper
                                             Company, Magma Metals Company, San
                                             Manuel Arizona Railroad Company
                                             and Magma Arizona Railroad
                                             Company.


                                 EXHIBIT INDEX


Exhibit                                           Page or
Number                 Description            Method of Filing
- -------             ------------------        ----------------
 23                   Consent of Accountants           File herewith

